U.S. Securities and Exchange Commission

                    Washington, D.C. 20549

                         Form 10 - SB

          GENERAL FORM FOR REGISTRATION OF SECURITIES
                  FOR SMALL BUSINESS ISSUERS

 Under Section 12(b) or (g) of the Securities Exchange Act of
                             1934

                       ANTON DIST. INC.
           (Name of Small Business Issuer in its Charter)

Montana                                        84-1365550
(State or other jurisdiction of           (IRS Employer ID
 incorporation or organization)                 Number)


  16125 Shawbrooke Road, SW, Calgary, Alberta       T2Y 3B3
 Canada (Address of Principal Executive Offices)   (Zip Code)

                Issuers Telephone Number: (403) 256-6730

  Securities to be Registered under Section 12(b) of the Act:

    Title of each class              Name of each exchange
                                     on which
    to be so registered.             Each class is to be
                                     registered

                             Not Applicable


  Securities to be registered under Section 12(g) of the Act:

                         Common Stock

                       (Title of Class)








PART I

 ITEM 1.  DESCRIPTION OF BUSINESS.

General

Anton Dist. Inc. was incorporated under the laws of the State of Montana on May 6, 1991, and is in the early developmental and promotional stages. To date Anton Dist. Inc.'s only activities have been organizational ones, directed at developing its business plan and raising its initial capital. The Company has not commenced any commercial operations. The Company has no full-time employees and owns no real estate.

The Company's business plan is to further develop and license a unique marketing product that will produce a tourist oriented city and regional map for individual cities and territories throughout North America. This map is designed to be a low-priced promotional item to be sold at cost or given away by multi-outlet concerns such as gasoline retailers.
This map would give the end user a detailed view of the city and environs as well as highlighted locations of the sponsor's outlets. The map would be offered on an exclusive basis to several different non-competing industries.

Licensing would be done on a city-by-city basis with the Company receiving a license fee and a royalty on sales. Final determination of the fees would be made using population figures and tourist activities. In some cases cities would be subdivided if that is deemed necessary. New York and Los Angeles, for instance might produce a cost that would be prohibitive without breaking up the territory. Marketing assistance would be provided to the licensee and printing would be handled by one or more printers who would be able to provide lower costs due to volume purchases.

The Map

The map is designed to be very tourist-friendly.
- The closed cover of the map has an attractive picture of the city.
- Inside, the map shows tourist attractions and places of interest and where pertinent, telephone numbers for reservations.
-    Shows exactly where the buses and subways run.
- Has all the golf courses shown in green, with the phone numbers right on the green part.
-    All the hospitals are shown with the phone numbers.
-    A complete list of all emergency numbers

The map folds very easily and is plastic laminated to extend life.

One of the main marketing targets for the Company's product is obviously service station organizations. All service station locations will be highlighted and shown clearly with each location indicated by the gasoline company's logo. In the legend section the number beside the logo is listed along with the address of the station and phone number. The advantage to the retailer(s) is obvious:

Anyone with a credit card from the gasoline company will know exactly where to go to fill up, get a oil change or minor repairs using their card. This helps to insure loyalty to the brand by the map user and possibly eliminate patronizing the competition. If the customer knows where his preferred station is, he would prefer to deal where he is able to use his card.

Another important benefit of the map is that the user would be constantly exposed to the retailer's logo. The affect of this type of subliminal advertising is not measurable but has proven to be very powerful.

Competition

Anton Dist. Inc. expects to encounter competition but is unaware of anyone offering the same type of product. Service stations no longer give out complimentary road maps and most tourists requiring city maps are forced to pay a substantial price for them. Sponsors of the maps will be urged to distribute them on a complimentary basis or to provide them to their customers at cost.

Administrative Offices

Anton Dist. Inc. currently maintains a mailing address at 16125 Shawbrooke Road, SW Calgary, Alberta T2Y 3B3 Canada, the address of its officer and director. The telephone number is
(403) 256-6730. Other than this mailing address, Anton Dist. Inc. does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. Anton Dist. Inc. pays no rent or other fees for the use of this mailing address.

Employees

Anton Dist. Inc. is a development stage company and currently has no employees other than its president. Management expects to hire help as necessary, and does not anticipate a need to engage any full-time employees until the business plan is applied widely and the numbers of licensees has significantly increased.

Although there is no current plan with respect to its nature or amount, remuneration may be paid to or accrued for the benefit of, Anton Dist Inc.'s sole officer prior to, or in conjunction with, the Company's activities to date. Anton Dist Inc.'s sole officer and director has received no fees for organizing the corporation. See Executive Compensation and Certain Relationships and Related Transactions.
ITEM 2.  MANAGEMENTS DISCUSSION AND ANALYSIS OR
PLAN OF OPERATIONS.

Liquidity and Capital Resources

Anton Dist. Inc. remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholders equity other than the receipt of net cash proceeds in the amount of $16,150, from its inside capitalization funds. Consequently, Anton Dist Inc.'s balance sheet for the period of May 6, 1991 (inception) through June 30, 2000, reflects current assets of $ 55 in the form of cash, and total assets of $ 55.

Anton Dist. Inc. will carry out its plan of business as discussed above. There is no doubt that the Company will require further financing in the immediate future. Management is of the belief that having the Company's shares quoted for trading will make the raising of this additional capital easier.

Results of Operations

During the period from May 6, 1991 (inception) through June
30, 2001, Anton Dist. Inc. has engaged in no significant operations other than organizational activities and development of its business plan and mockup prototypes of the map.

After being dormant for approximately three years the Company began its acquisition of capital and preparation for registration of its securities under the Securities Exchange
Act of 1934. No revenues were received by the Company during this period.

For the current fiscal year, Anton Dist. Inc. anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with development of its business plan. It will not generate revenues other than interest income, and may continue to operate at a loss after the business plan is implemented and sufficient revenues are generated.

Need for Additional Financing

Anton Dist. Inc. believes that its existing capital will not be sufficient to meet its expansion needs other than the costs of compliance with the continuing reporting requirements of the Securities Exchange Act. The Company will need additional funds. There is no assurance, however, that the available funds will ultimately prove to be adequate to allow it to complete a business combination, and once a business combination is completed, the Company's needs for additional financing are likely to increase substantially.

No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to Anton Dist. Inc. to allow it to cover its expenses.

Irrespective of whether Anton Dist Inc.'s cash assets prove to be inadequate to meet operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash. For information as to the policy in regard to payment for consulting services. See Certain Relationships and Transactions.

ITEM 3.  DESCRIPTION OF PROPERTY.

Anton Dist. Inc. does not currently maintain an office or any other facilities. It does currently maintain a mailing address at 16125 Shawbrooke Road, SW, Calgary, Alberta T2Y 3B3 Canada, the address of its sole Officer and Director. Anton Dist. Inc. pays no rent for the use of this mailing address. The telephone number is (403) 256-6730. Anton Dist. Inc. does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT.

The following table sets forth, as of the date of this registration statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding common stock of Anton Dist. Inc. Also included are the shares held by all executive officers and directors as a group.

                         Number of                     Percentage of
Name and Address         Shares Owned   Class Owned    Shares
                                                       Owned

Kenneth Larsen
16125 Shawbrooke
Road, SW, Calgary,
Alberta T2Y 3B3
Canada                   500,000*           Common       78.62


 All directors and executive
 officers as a group (1 person)

                         500,000            Common       78.62


The person listed is the sole officer and director of Anton
Dist. Inc.

*Kenneth Larsen received 25,000 shares for monies expended for the organization and incorporation of the registrant. The shares were issued at a deemed price of $ 0.01 per share for a total of $250. On January 31, 2000 Anton Dist. Inc. amended and restated its Articles of Incorporation and affected a 20 - 1 forward split.

**These three individuals each subscribed for 2,500 shares of common stock at a price of $.10 per share at inception. The amounts shown reflect the 20 - 1 forward split.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS.

The directors and executive officers currently serving Anton
Dist. Inc. are as follows:

Name                        Age          Positions Held and Tenure

Kenneth Larsen              73           Director and President
                                         since May, 1991

The director named above will serve until the first annual meeting of Anton Dist Inc.'s stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders meeting. Officers will hold their positions at the pleasure of the Board of Directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the sole director and officer of Anton Dist. Inc. and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

The sole director and officer of Anton Dist. Inc. will devote his time to Anton Dist Inc.'s affairs on an as needed basis. As a result, the actual amount of time that he will devote to Anton Dist Inc.'s affairs is unknown and is likely to vary substantially from month to month.

Biographical Information

Mr. Kenneth T. Larsen has been an officer and director of Anton Dist. Inc. since the Company's inception on May 6, 1991. From August 1983 to the present he has served as Vice President and General Manager of Bio-Med Marketing Inc., a Calgary, Alberta firm that specializes in financing and consulting to bio-medical companies. His duties there include hiring and training all sales personnel, designing and developing all in-house applications software applications, including the company network design and maintenance.

From June, 1988, Mr. Larsen served as General Manager of West Coast International, a company specializing in international sales of communications accessories. His duties there were to hire and train all sales staff and design and maintain all software and network installations.

Mr. Larsen graduated with honors from the Canadian Investment
Funds Institute and the Dale Carnegie sales course.


Indemnification of Officers and Directors

As permitted by Montana law, Anton Dist Inc.'s Articles of Incorporation provide that Anton Dist. Inc. will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Anton Dist. Inc.

Pursuant to the foregoing provisions, Anton Dist. Inc. has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

Pursuant to the Montana Business Corporation Act, Anton Dist Inc.'s Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of the Montana Business Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right that a director may have to be indemnified and does not affect any directors liability under federal or applicable state securities laws.

Conflicts of Interest

The sole officer and director of Anton Dist. Inc. will not devote more than a portion of his time to the affairs of.
There will be occasions when the time requirements of Anton
Dist Inc.'s business conflict with the demands of his other business and investment activities. Such conflicts may require that Anton Dist. Inc. attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to Anton Dist. Inc.

Anton Dist Inc.'s President may elect, in the future, to form one or more additional blind pools or blank check companies with a business plan similar or identical to that of Anton Dist. Inc. Any such additional blind pool or blank check companies would also be in direct competition with Anton Dist. Inc. for available business opportunities.

There is no procedure in place that would allow Mr. Larsen to resolve potential conflicts in an arms-length fashion. Accordingly, he will be required to use his discretion to resolve them in a manner that he considers appropriate. Anton Dist Inc.'s sole officer and director may actively negotiate or otherwise consent to the purchase of a portion of his common stock as a condition to, or in connection with, a proposed merger or acquisition transaction.

It is anticipated that a substantial premium over the initial cost of such shares may be paid by the purchaser in conjunction with any sale of shares by Anton Dist Inc.'s officer and director which is made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to Anton Dist Inc.'s sole officer and director to acquire his shares creates a potential conflict of interest for him in satisfying his fiduciary duties to Anton Dist. Inc. and its other shareholders. Even though such a sale could result in a substantial profit to him he would be legally required to make the decision based upon the best interests of Anton Dist. Inc. and Anton Dist Inc.'s other shareholders, rather than his own personal pecuniary benefit.

ITEM 6.  EXECUTIVE COMPENSATION.

At inception of Anton Dist Inc., its sole Director, Kenneth Larsen received 17,500 shares of Common Stock valued at 0.02 per share in consideration of pre-incorporation services rendered and monies expended to Anton Dist. Inc. These services related to investigating and developing Anton Dist Inc.'s proposed business plan and capital structure, the capital outlay concerned with the completion of the incorporation and organization. On January 31, 2000, the Company re-stated its Articles of Incorporation, changed its capital structure to 100,000,000 common and 10,000,000 preferred shares and effected a 20 - 1 forward split of the issued and outstanding stock.

No officer or director has received any other remuneration. Although there is no current plan in existence, it is possible that Anton Dist. Inc. will adopt a plan to pay or accrue compensation to its sole officer and director for services related to seeking business opportunities and completing a merger or acquisition transaction. See Certain Relationships and Related Transactions. Anton Dist. Inc. has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Prior to the date of this registration statement, Anton Dist. Inc. issued to its Officer and Director, and to other shareholders, a total of 681,250 shares of Common Stock for a total of $16,150 in cash and services. Certificates evidencing the Common Stock issued by Anton Dist. Inc. to these persons have all been stamped with a restrictive legend,
and are subject to stop transfer orders.   For additional
information concerning restrictions that are imposed upon the securities held by current stockholders, and the responsibilities of such stockholders to comply with federal securities laws in the disposition of such common stock.

No officer, director, promoter, or affiliate of Anton Dist. Inc. has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by Anton Dist. Inc. through security holdings, contracts, options, or otherwise.

Although there is no current plan in existence, it is possible that Anton Dist. Inc. will adopt a plan to pay or accrue compensation to its sole Officer and Director for services related to seeking business opportunities and completing a merger or acquisition transaction.

Anton Dist. Inc. maintains a mailing address at the office of its President, but otherwise does not maintain an office. As a result, it pays no rent and incurs no expenses for maintenance of an office and does not anticipate paying rent or incurring office expenses in the future. It is likely that Anton Dist. Inc. will establish and maintain an office sometime after sales of licenses commence.

ITEM 8.  DESCRIPTION OF SECURITIES.

Common Stock

Anton Dist Inc.'s Restated Articles of Incorporation authorize the issuance of 100,000,000 shares of Common Stock. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds: and, in the event of liquidation, dissolution or winding up of the affairs of Anton Dist. Inc. In the event that any of the aforementioned situations occur holders of common stock are entitled to receive, ratably, the net assets of Anton Dist. Inc. available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of Anton Dist Inc.'s Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Preferred Stock

Anton Dist Inc.'s Restated Articles of Incorporation authorize the issuance of 10,000,000 shares of preferred stock. The Board of Directors of Anton Dist. Inc. is authorized to issue the preferred stock from time to time in series and is further authorized to establish such series, to fix and determine the variations in the relative rights and preferences as between series, to fix voting rights, if any, for each series, and to allow for the conversion of preferred stock into Common Stock. No preferred stock has been issued by Anton Dist. Inc. Anton Dist. Inc. anticipates that preferred stock may be utilized in making acquisitions.

Transfer Agent

Anton Dist. Inc. is currently serving as its own transfer agent, and plans to continue to serve in that capacity until such time as management believes it is necessary or appropriate to employ an independent transfer agent in order to facilitate the creation of a public trading market for Anton Dist Inc.'s securities. Since Anton Dist. Inc. does not currently expect any public market to develop for its securities until after it has completed a business combination, it does not currently anticipate that it will seek to employ an independent transfer agent until it has completed such a transaction.

Reports to Stockholders

Anton Dist. Inc. plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. In the event Anton Dist. Inc. enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. Additionally, Anton Dist. Inc. may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. Anton Dist. Inc. intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements.

PART II

ITEM 1.  MARKET PRICE AND DIVIDENDS ON THE REGISTRANTS
COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

No public trading market exists for Anton Dist Inc.'s securities and all of its outstanding securities are restricted securities as defined in Rule 144. There were 43 shareholders of record of Anton Dist Inc.'s common stock on June 30, 2000. No dividends have been paid to date and Anton Dist Inc.'s Board of Directors does not anticipate paying dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS.

Anton Dist. Inc. is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

No director, officer or affiliate of Anton Dist. Inc. and no owner of record or beneficial owner of more than 5.0% of the securities of Anton Dist Inc., or any associate of any such director, officer or security holder is a party adverse to Anton Dist. Inc. or has a material interest adverse to Anton Dist. Inc. in reference to pending litigation.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

Since May 6, 1991 (inception) Anton Dist. Inc. has sold its
Common Stock to the persons listed in the table below in transactions summarized as follows:


 First Name   Last       Address        City   Pro Postal        # of
              Name                              v   Code       shares

 Eldon       Edey     1216 Beverly BLVD. Calgary   AB   T2V              1375
                                                        2C5
 Adrian      Beauchamp 12408 115 Ave.    Edmonton  AB   T5M              1000
                                                        3A1
 Marvin      Boyko    1627 16 Ave.       Calgary   AB   T3C              1000
                                                        1H2
 Chris       Breneol  462 Mt.            Calgary   AB                     500
                      Sparrowhawk Pl. SE
 Terry       Yuck     1200 640 8 Ave. SW Calgary   AB   T2P              1050
                                                        1G7
 Mike        Murry    4636 17th Ave. NW  Calgary   AB                    1000

 Ken L.      Schmidt  88 Bedford Dr. NE  Calgary   AB   T3K               625
                                                        1L4
 Kyle        Soyland  78 Valley Ponds    Calgary   AB   T3B              1000
                   Cr. NW                               5T6
 Micheal     Carr     18 San Fernando CR Calgary   AB   T1Y              5000
                   NE                                   7E6
 Helen       Yuck     1200 640 8 Ave. SW Calgary   AB   T2P              1000
                                                        1G7
 Patrick     Oudaimy  6038 Pineglade Cr. Orleans   ON   K1W              1500
                                                        1G8
 Victoria    Kosiorow- 14 MT Kidd Rd SE  Calgary   AB   T2Z              1375
             ski                                        2Z6
 Piotr       Kosiorow- 14 MT Kidd Rd SE   Calgary   AB  T2Z              1375
             ski                                        2Z6
 Lukasz      Ogien    31 Anaheim Cr NE   Calgary   AB   T1Y              1250
                                                        7B8
 Ljuban      Mraovic  31 Anaheim Cr NE   Calgary   AB   T1Y              1250
                                                        7B8
 Elzbieta    Mraovic  31 Anaheim Cr NE   Calgary   AB   T1Y              1250
                                                        7B8
 Agnieszka   Kosiorow 14 MT Kidd Rd SE   Calgary   AB   T2Z              1375
             ski                                        2Z6
 Jennifer    McMurrah 130 26th Ave. SW   Calgary   AB   T2S               625
                   #10c                                 0M1
 Brian       Wilkinson 593 Killarny Glen Calgary   AB   T3E              1000
                        Ct SW                           7H4
 Anthony     Sartorelli   PO Box 4484    Calgary   AB   T2T               625
                Station C                               5N3
 Chris       Krentz   503-211 14th       Calgary   AB   T2R              1000
                   Ave.SW                               0M2
 Lea         Canta    40 Hawkfield Rise  Calgary   AB   T3G               625
                   NW                                   3M7
 Kyle        Schlosser   PO Box 32006    Calgary   AB   T2T              1000
                                                        5X6
 Leanne      Bishop   454-22 Ave. NW     Calgary   AB   T2M               750
                                                        1N4
 Jim         Pilling  454-22 Ave. NW     Calgary   AB   T2M               750
                                                        1N4
 Phil        Salgado  35 River Dr. S     Bragg     AB   T0L               750
                                         Creek          0K0
 Har-tech    Electric 9940 Warren Rd. SE Calgary   AB   T2J               625
                                                        1G7
 Bob         Koshman  3-Falchurch Cr. NE Calgary   AB   T3J              1000
                                                        1J9
 Mary        Gorko    228 Arbour Crest   Calgary   AB   T3G              1000
                   Dr.                                  4V3
 D&D
Locksmithi  Ltd.     1753-246 Stewart   Calgary   AB                      750
ng                  Green SW
 765788      Inc.     700-2303 4th St.   Calgary   AB   T2S               625
Alberta             SW                                  2S7
 Cyrus       Keshavar 843 Canaveral Cr   Calgary   AB   T2W              1000
           z        SW                                  1N3
 Gilbert     Oudaimy  1402-7241 Cambie   Vancouver BC   V6P              1250
                   St.                                  3H3
 Christiane  Srour    1402-7241 Cambie   Vancouver BC   V6P              1250
                   St                                   3H3
 Tawni       Larsen   254-16 Midlake     Calgary   AB   T2X              1500
                   Blvd. S.E.                           2X7
 Falyn       Larsen   254-16 Midlake     Calgary   AB   T2X              1000
                   Blvd. S.E.                           2X7
 Vern        Boon     18 San Fernando CR Calgary   AB   T1Y              1000
                   NE                                   7E6
 Gordan      Fuller   #6-929-42nd Ave.   Calgary   AB   T2G            94,050
                   S.E.                                 1Z0


Kenneth Larsen*           16125 Shawbrooke Road, SW  Calgary AB        500000


*related to investigating and developing the Registrants proposed business plan and capital structure and completing the organization and incorporation of the Registrant, including the costs of incorporation.

Each of the sales listed above was made for cash or services. All of the listed sales were made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933. Based upon Purchaser Subscription forms completed by each of the subscribers and the pre-existing relationship between the subscribers of Anton Dist Inc.'s sole officer and director, Anton Dist. Inc. had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers:

     (1) were purchasing for investment and not with a view to distribution, and

     (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions.

The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in Anton Dist Inc.'s transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Articles of Incorporation and the Bylaws of Anton Dist Inc., filed as Exhibits 3.1 and 3.2, respectively, provide that Anton Dist. Inc. will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in Anton Dist Inc.'s best interest and is a party by reason of her status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

FINANCIAL STATEMENTS

Unaudited Financial Statements as of June 30, 2001 and Audited
Financial Statements as of December 31, 2000, including a report of an Independent auditor, follow.



                       ANTON DIST. INC.


                 AUDITED FINANCIAL STATEMENTS




                 INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Shareholders of
Anton Dist. Inc.


We have audited the balance sheet of Anton Dist. Inc. (A Development Stage Enterprise) as of June 30, 2001 and the related statements of operations, shareholders' equity and cash flows for the period May 6, 1991 (inception) to June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly in all material respects, the financial position of Anton Dist. Inc. as of June 30, 2001 and the results of its operations and its cash flows for the period May 6, 1991 (inception) to Junel 30, 2001 in conformity with generally accepted accounting principles.





                       "MacCALLUM HORN"



MACCALLUM HORN
Chartered Accountants

Edmonton, Alberta
July 24, 2001



TABLE OF CONTENTS
                                                      Page

Auditor's Report                                      1

Balance Sheet                                         2

Statement of                                          3
Operations
  Periods  ended June 30, 2001  and  2000
 and   cumulative  period  May  6,  1991
 (inception) to June 30, 2001


Statement of Cash                                     4
Flows
  Periods  ended June 30, 2001  and  2000
 and   cumulative  period  May  6,  1991
 (inception) to June 30, 2001


Statement of Changes in Shareholders'                 5
Equity
  Periods  ended June 30, 2001  and  2000
 and   cumulative  period  May  6,  1991
 (inception) to June 30, 2001


Notes to Financial                                  6-7
Statements


ANTON DIST. INC.
(A DEVELOPMENT STAGE ENTERPRISE)
BALANCE SHEET AS AT JUNE 30,
2001


                                                     2001        2000
A S S E T S                                           $           $

CURRENT
      Cash                                             55        -



LIABILITIES

CURRENT
      Accounts payable and                           1,000        -
     accrued



S H A R E H O L D E R S'   E Q U I T Y

COMMON STOCK
       $.001 par value,
     100,000,000 shares
     authorized
      636,000 issued                                    636         25
     and outstanding

PREFERRED STOCK
      $0.001 par value,
     10,000,000 shares
     authorized
      None issued                                      -           -

ADDITIONAL PAID IN CAPITAL                           10,439        -

DEFICIT, accumulated during the                     -12,020      -25
development stage

TOTAL SHAREHOLDERS' EQUITY                             -945        -

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               55        -

ANTON DIST. INC.
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENT OF OPERATIONS
For The Periods ended June 30,
2001 and 2000 and
Cumulative Period May 6, 1991 (Inception) to June 30, 2001


                                                           May 6,1991
                                                           (Inception)
                                                           to June 30,
                                       2001       2000      2001
                                         $          $           $

REVENUE                                   -          -           -


OPERATING
EXPENSES
      Accounting                        11,764       -         11,789
     and legal
      Bank                                 231       -            231
     charges

                                        11,995       -         12,020

NET LOSS                               -11,995       -        -12,020


ACCUMULATED DEFICIT, BEGINNING OF          -25       -25           -
PERIOD

ACCUMULATED DEFICIT, END OF
PERIOD                                 -12,020       -25      -12,020


BASIC AND DILUTED LOSS PER             $(0.021)   $(0.00)
SHARE


WEIGHTED AVERAGE NUMBER OF COMMON
      SHARES                           568,000     25,000
     OUTSTANDING



ANTON DIST. INC.
(A DEVELOPMENT STAGE ENTERPRISE)

STATEMENT OF CASH FLOWS
For The Periods ended June 30,
2001 and 2000 and
Cumulative Period May 6, 1991
(Inception) to June 30, 2001


                                                            May 6,1991

                                                            2001
CASH FLOWS FROM (USED FOR)            $          $           $
OPERATING

      ACTIVITIES

      Net Loss                        -11,995    -           -12,020

 Common stock issued for services       1,000    -             1,000

      Changes in assets and
      liabilities
           - accounts                   1,000    -             1,000
           payable and
           accrued

NET CASH USED IN OPERATING             -9,995    -           -10,020

ACTIVITIES

CASH FLOWS FROM FINANCING
ACTIVITIES
      Issue of                         10,050    -            10,075
      common stock


NET INCREASE IN CASH FOR THE            55        -               55

PERIOD


CASH, BEGINNING OF                       -         -            -
PERIOD


CASH, END OF                             55        -              55
PERIOD

SUPPLEMENTAL NON-CASH
FINANCING
ACTIVITIES
      Issuance of common              1,000        -           1,000
      stock for services

ANTON DIST. INC.
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENT OF CHANGES IN SHAREHOLDERS'
EQUITY
For The Periods ended June 30,
2001 and 2000 and
Cumulative Period May 6, 1991
(Inception) to June 30, 2001



                                               Deficit
                                               Accumulated
                           Common  Additional  During the   Total
                   Common  Stock   Paid in     Development  Shareholder's
                   Stock   Amount  Capital     Stage        Equity


Balance, May 6,    -       -       -           -            -
1991

Shares issued
for cash
May 6, 1991        25000   25      -           -             25

Net                -       -       -           -25           -25
Loss

Balance,
June 30, 1992      25000   25      -           -25           -
1999

Stock              475000  475     -475        -             -
split

Balance
June 30, 2000      500000  500     -475        -25           -

Shares issued      131000  131     9919        -             10050
for cash

Shares issued      5000    5       995         -              1000
for services

Net                -       -       -           -11995        -11995
Loss

Balance,
June 30, 2001      636000  636     10439       -12020        -945





ANTON DIST. INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
June 30, 2001



1.            ORGANIZATION

              Anton  Dist. Inc. (the company) is a development stage
             company. The company was organized under the laws of Montana on May 6, 1991. The company's only activities have been organizational directed at acquiring its principal assets, raising its initial capital and
             developing   its   business   plan.    The   financial
             statements are presented in U.S. dollars and are prepared in accordance with U.S. generally accepted accounting principles.






2.            SUMMARY OF SIGNIFICANT
             POLICIES

              a) Use of Estimate

                The   preparation   of   financial   statements   in
               conformity   with   generally  accepted   accounting
               principles requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from these estimates.





              b) Basis and Diluted Loss Per Share

                Basic loss per share is computed by dividing the net
               loss  by  the weighted average number of  shares  of
               common  stock outstanding during the year.   Diluted
               earnings  per share reflects the potential  dilution
               that  could  occur  upon  exercise  of  options   or
               warrants.   As  the  company  has  not  issued   any
               dilution instruments, the basic and diluted loss per share amounts are the same for the period.





              c) Cash and Cash Equivalents

                Cash and cash equivalents includes cash on hand  and
               cash  deposited  in  financial  institutions.    The
               company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.



              d) Financial Instruments

                The  carrying amounts of cash, accounts payable  and
               accruals approximate fair market value because of the short term maturity of these items.


              e) Organizational and Development Costs

              f) All organizational and development costs
                 are expensed as accrued.






 PART III

Item 1.  Index to Exhibits

The exhibits listed below are filed as part of this Registration Statement.

          Exhibit Number          Document
               3 (i)              Subscription Agreement
               3 (ii)             Articles of Incorporation
               3 (iii)            Bylaws

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934 the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ANTON DIST. INC.

/S/ Kenneth Larsen
    Kenneth Larsen
(Principal Executive Officer)

Date: April 18, 2000





                         EXHIBIT 3 (i)






                    SUBSCRIPTION AGREEMENT


                    SUBSCRIPTION AGREEMENT
                       Anton Dist. Inc.
                    16125 Shawbrooke Rd. SW
                     Calgary, AB   T2Y 3B3

The undersigned does hereby subscribe for_____________common shares of the capital stock of Anton Dist. Inc. at a price of $ US 0.20 per share for a total of _________________ United States dollars.

The shares subscribed for will be full paid, non-assessable.

A share certificate will be mailed to the address indicated below within fourteen days of the date of this subscription.

The share certificate should be made out and entered into the corporate records, as follows:
          Name:    ________________________________________________

          Address: ______________________________________________
          Telephone:    ___________________

The purchaser warrants that the shares purchased herein are for investment purposes only and not for re-sale or distribution.

A copy of this Subscription Agreement executed by an officer of the Company shall constitute a receipt for funds received.

Signed, on this the ___ day of _______, 2000.    Purchaser: __________
Received from                     , the sum of United States dollars,
being payment in full for______ common shares of the capital stock of Anton Dist. Inc.

Kenneth T. Larsen, President







                        EXHIBIT 3 (ii)







                   ARTICLES OF INCORPORATION



              RESTATED ARTICLES OF INCORPORATION

                              OF

                       ANTON DIST. INC.


**************************************************************


     The undersigned, acting as incorporator, pursuant to the provisions of the laws of the State of Montana relating to private corporations, hereby adopts the following Articles of Incorporation:

          ARTICLE ONE.  (NAME)

The name of the corporation is: ANTON DIST. INC.

The address of the corporation is: 16125 Shawbrooke Road, SW, Calgary,
 Alberta T2Y 3B3 Canada.

          ARTICLE TWO.  (RESIDENT AGENT)     The agent for service of
process is , Kay Larsen, 5320 Flat Iron, Browning, Montana 59417.

Mailing address:  PO Box 1250, Browning, MT 59417

          ARTICLE THREE.  (PURPOSES)      The purposes for which the
corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Montana or of the United States of America, and without limiting the generality of the foregoing, specifically:

(OMNIBUS).    To have to exercise all the powers now or hereafter
conferred by the laws of the State of Montana upon corporations organized pursuant to the laws under which the corporation is organized and any and all acts amendatory thereof and supplemental thereto.

               II.  (CARRYING ON BUSINESS OUTSIDE STATE).
               To conduct and carry on its business or any branch thereof in any state or territory of the United States or in any foreign country in conformity with the laws of such state, territory, or foreign country, and to have and maintain in any state, territory, or foreign country a business office, plant, store or other facility.

               III. (PURPOSES TO BE CONSTRUED AS POWERS).
The purposes specified herein shall be construed both as purposes and powers and shall be in no wise limited or restricted by reference to, or inference from, the terms of any other clause in this or any other article, but the purposes and powers specified in each of the clauses herein shall be regarded as independent purposes and powers, and the enumeration of specific purposes and powers shall not be construed to limit or restrict in any manner the meaning of general terms or of the general powers of the corporation; nor shall the expression of one thing be deemed to exclude another, although it be of like nature not expressed.

          ARTICLE FOUR.   (CAPITAL STOCK)   The corporation shall
have authority to issue an aggregate of ONE HUNDRED AND TEN MILLION (110,000,000) shares of stock, par value ONE MILL ($0.001) per share divided into two (2) classes of stock as follows for a total capitalization of ONE HUNDRED AND TEN THOUSAND DOLLARS ($110,000).

(A)            NON-ASSESSABLE COMMON STOCK:  ONE HUNDRED MILLION
(100,000,000) shares of Common stock, Par Value ONE MILL ($0.001) per share, and

(B) PREFERRED STOCK: TEN MILLION (10,000,000) shares of Preferred stock, Par Value ONE MILL ($0.001) per share.

All capital stock when issued shall be fully paid and non-assessable. No holder of shares of capital stock of the corporation shall be entitled as such to any pre-emptive or preferential rights to subscribe to any unissued stock, or any other securities, which the corporation may now or hereafter be authorized to issue.

The corporations capital stock may be issued and sold from time to time for such consideration as may be fixed by the Board of Directors, provided that the consideration so fixed is not less than par value.

Holders of the corporations Common Stock shall not possess cumulative voting rights at any shareholders meetings called for the purpose of electing a Board of Directors or on other matters brought before stockholders meetings, whether they be annual or special.

ARTICLE FIVE.  (DIRECTORS).       The affairs of the corporation shall
be governed by a Board of Directors of not more than fifteen (15) nor less than one (1) person. The name and address of the first Board of Directors is:


         NAME                         ADDRESS

   Kenneth T. Larsen                  16125 Shawbrooke Road,
                                      SW, Calgary, Alberta
                                      T2Y 3B3 Canada
         ARTICLE SIX.   (ASSESSMENT OF STOCK).  The capital stock of
the corporation, after the amount of the subscription price or par value has been paid in, shall not be subject to pay debts of the corporation, and no paid up stock and no stock issued as fully paid up shall ever be assessable or assessed.

         ARTICLE SEVEN.  (INCORPORATOR).    The name and address of
the incorporator of the corporation is as follows:

     Kenneth T. Larsen             16125 Shawbrooke Road,
                                   SW, Calgary, Alberta
                                   T2Y 3B3 Canada


         ARTICLE EIGHT. (PERIOD OF EXISTENCE). The period of existence of the Corporation shall be perpetual.

         ARTICLE NINE. (BY-LAWS) Its Board of Directors shall adopt the initial By-laws of the corporation. The power to alter, amend, or repeal the By-laws, or to adopt new By-laws, shall be vested in the Board of Directors, except as otherwise may be specifically provided in the By-laws.

         ARTICLE TEN. (STOCKHOLDERS MEETINGS). Meetings of stockholders shall be held at such place within or without the State of Montana as may be provided by the By-laws of the corporation. The President or any other executive officer of the corporation, the Board of Directors, or any member may call special meetings of the stockholders thereof, or by the record holder or holders of at least ten percent (10%) of all shares entitled to vote at the meeting. Any action otherwise required to be taken at a meeting of the stockholders, except election of directors, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by stockholders having at least a majority of the voting power.

         ARTICLE ELEVEN. (CONTRACTS OF CORPORATION) No contract or other transaction between the corporation and any other corporation, whether or not a majority of the shares of the capital stock of such other corporation is owned by this corporation, and no act of this corporation shall be any way be affected or invalidated by the fact that any of the directors of this corporation are pecuniarily or otherwise interested in, or are directors or officers of such other corporation. Any director of this corporation, individually, or any firm of which such director may be a member, may be a party to, or may be pecuniarily or otherwise interested in any contract or transaction of the corporation; provided, however, that the fact that he or such firm is so interested shall be disclosed or shall have been known to the Board of Directors of this corporation, or a majority thereof; and any director of this corporation who is also a director or officer of such other corporation, or who is so interested, may e counted in determining the existence of a quorum at any meeting of the Board of Directors of this corporation that shall authorize such contract or transaction, and may vote thereat to authorize such contract or transaction, with like force and effect as if he were no such director or officer of such other corporation or not so interested.

         ARTICLE TWELVE.  (LIABILITY OF DIRECTORS AND OFFICERS)
No director or officer shall have any personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except that this Article Twelve shall not eliminate or limit the liability of a director or officer for (I) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of the Montana Revised Statutes.

         IN WITNESS WHEREOF. The undersigned incorporator has hereunto affixed his/her signature at Helena, Montana, this 29th day of February, 2000.

 /S/ Kenneth T. Larsen
     Kenneth T. Larsen








                        EXHIBIT 3 (iii)







                            BYLAWS


                              Of




                       ANTON DIST. INC.

CONTENTS OF INITIAL BYLAWS

ARTICLE                                          PAGE
1.00 CORPORATE CHARTER AND BYLAWS
1.01 Corporate Charter Provisions                4
1.02 Registered Agent or Office Requirement
     of Filing Changes with Secretary of State   4
1.03 Initial Business Office                     4
1.04 Amendment of  Bylaws                        4

2.00 DIRECTORS AND DIRECTORS  MEETINGS
2.01 Action Without Meeting                      5
2.02 Telephone Meetings                          5
2.03 Place of Meetings                           5
2.04 Regular Meetings                            5
2.05 Call of Special Meeting                     5
2.06 Quorum                                      6
2.07 Adjournment Notice of Adjourned Meetings    6
2.08 Conduct  of Meetings                        6
2.09 Powers  of the  Board of Directors          6
2.10 Board Committees Authority to Appoint       7
2.11 Transactions with Interested Directors      7
2.12 Number  of Directors                        7
2.13 Term of Office                              7
2.14 Removal of Directors                        8
2.15 Vacancies                                   8
2.15(a)Declaration of Vacancy                    8
2.15(b)Filling Vacancies by Directors            8
2.15(c)Filling Vacancies by Shareholders         8
2.16 Compensation                                9
2.17 Indemnification of Directors and Officers   9
2.18 Insuring  Directors, Officers,
     and Employees                               9

3.00 SHAREHOLDERS>  MEETINGS
3.01 Action Without Meeting                      9
3.02 Telephone Meetings                          10
3.03 Place of Meetings                           10
3.04 Notice of Meetings                          10
3.04 Voting List                                 10
3.05 Votes per Share                             11
3.07 Cumulative Voting                           11
3.08 Proxies                                     11
3.09 Quorum                                      12
3.09(a)Quorum of Shareholders                    12
3.09(b)Adjourn for Lack or Loss of Quorum        12
3.10 Voting  by Voice or Ballot                  12
3.11 Conduct of Meetings                         12
3.12 Annual Meetings                             12
3.13 Failure to Hold Annual Meeting              13
3.14 Special Meetings                            13
4.00 OFFICERS
4.01 Title and Appointment                       13
4.01(a)Chairman                                  13
4.01(b)President                                 14
4.01(c)Vice President                            14
4.01(d)Secretary                                 14
4.01(e)Treasurer                                 15
4.01(f)Assistant Secretary or
       Assistant Treasurer                       15
4.02 Removal and Resignation                     15
4.03 Vacancies                                   16
4.04 Compensation                                16

5.00 AUTHORITY TO EXECUTE INSTRUMENTS
5.01 No Authority Absent Specific Authorization  16
5.02 Execution of Certain Instruments            16

6.00 ISSUANCE AND TRANSFER OF SHARES
6.01 Classes  and  Series of Shares              17
6.02 Certificates for Fully Paid Shares          17
6.03 Consideration for Shares                    17
6.04 Replacement of Certificates                 17
6.05 Signing Certificates Facsimile Signatures   18
6.06 Transfer Agents  and Registrars             18
6.07 Conditions of Transfer                      18
6.08 Reasonable Doubts as to Right to Transfer   18

7.00 CORPORATE RECORDS AND ADMINISTRATION
7.01 Minutes of Corporate Meetings               18
7.02 Share Register                              19
7.03 Corporate Seal                              19
7.04 Books of Account                            19
7.05 Inspection of Corporate Records             20
7.06 Fiscal Year                                 20
7.07 Waiver of Notice                            20

8.00 ADOPTION OF  INITIAL BYLAWS                 20


ARTICLE ONE CORPORATE CHARTER AND BYLAWS

1.01 CORPORATE CHARTER PROVISIONS
The Corporations Charter authorizes one hundred million (100,000,000) common shares and 10,000,000 preferred shares par value $0.001 to be issued. The officers and transfer agents issuing shares of the Corporation shall ensure that the total number of shares outstanding at any given time does not exceed this number. Such officers and agents shall advise the Board at least annually of the authorized shares remaining available to be issued. No shares shall be issued for less than the par value stated in the Charter. Each Charter provision shall be observed until amended by Restated Articles or Articles of Amendment duly filed with the Secretary of State.

1.02 REGISTERED AGENT AND OFFICE REQUIREMENT OF FILING CHANGES WITH SECRETARY OF STATE
The address of the Registered Office provided in the Articles of Incorporation, as duly filed with the Secretary of State for the State of Colorado, is: 1210 South Glencoe Street, Denver, Colorado 80246.
The name of the Registered Agent of the Corporation at such address, as set forth in its Articles of Incorporation, is:
Jennifer Foss.
The Registered Agent or Office may be changed by filing a Statement of Change of Registered Agent or Office or both with the Secretary of State, and not otherwise. Such filing shall be made promptly with each change. Arrangements for each change in Registered Agent or Office shall ensure that the Corporation is not exposed to the possibility of a default judgment. Each successive Registered Agent shall be of reliable character and Ill informed of the necessity of immediately furnishing the papers of any lawsuit against the Corporation to its attorneys.

1.03 INITIAL BUSINESS OFFICE
   The address of the initial principal business office of the
           Corporation is hereby established as: 16125
Shawbrooke Road, SW, Calgary, Alberta T2Y 3B3 Canada. The Corporation may have additional business offices within the State of Colorado and where it may be duly qualified to do business outside of Colorado, as the Board of Directors may from time to time designate or the business of the Corporation may require.

1.04 AMENDMENT OF BYLAWS
The Shareholders or Board of Directors, subject to any limits imposed by the Shareholders, may amend or repeal these Bylaws and adopt new Bylaws. All amendments shall be upon advice of counsel as to legality, except in emergency. Bylaw changes shall take effect upon adoption unless otherwise specified. Notice of Bylaws changes shall be given in or before notice given of the first Shareholders meeting following their adoption.

ARTICLE TWO DIRECTORS AND DIRECTORS MEETINGS

2.01 ACTION BY CONSENT OF BOARD WITHOUT MEETING
Any action required or permitted to be taken by the Board of Directors may be taken without a meeting, and shall have the same force and effect as a unanimous vote of Directors, if all members of the Board consent in writing to the action. Such consent may be given individually or collectively.

2.02 TELEPHONE MEETINGS
Subject to the notice provisions required by these Bylaws and by the Business Corporation Act, Directors may participate in and hold a meeting by means of conference call or similar communication by which all persons participating can hear each other. Participation in such a meeting shall constitute presence in person at such meeting, except participation for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

2.03 PLACE OF MEETINGS
Meetings of the Board of Directors shall be held at the business office of the Corporation or at such other place within or without the State of Colorado as may be designated by the Board.

2.04 REGULAR MEETINGS
Regular meetings of the Board of Directors shall be held, without call or notice, immediately following each annual Shareholders meeting, and at such other regularly repeating times as the Directors may determine.

2.05 CALL OF SPECIAL MEETING
Special meetings of the Board of Directors for any purpose may be called at any time by the President or, if the President is absent or unable or refuses to act, by any Vice President or any two Directors. Written notices of the special meetings, stating the time and place of the meeting, shall be mailed ten days before, or telegraphed or personally delivered so as to be received by each Director not later than two days before, the day appointed for the meeting. Notice of meetings need not indicate an agenda. Generally, a tentative agenda will be included, but the meeting shall not be confined to any agenda included with the notice.
Meetings provided for in these Bylaws shall not be invalid for lack of notice if all persons entitled to notice consent to the meeting in writing or are present at the meeting and do not object to the notice given. Consent may be given either before or after the meeting.
Upon providing notice, the Secretary or other officer sending notice shall sign and file in the Corporate Record Book a statement of the details of the notice given to each Director. If such statement should later not be found in the Corporate Record Book, due notice shall be presumed.

2.06 QUORUM
The presence throughout any Directors meeting, or adjournment thereof, of a majority of the authorized number of Directors shall be necessary to constitute a quorum to transact any business, except to adjourn. If a quorum is present, every act done or resolution passed by a majority of the Directors present and voting shall be the act of the Board of Directors.

2.07 ADJOURNMENT AND NOTICE OF ADJOURNED MEETINGS
A quorum of the Directors may adjourn any Directors meeting to meet again at a stated hour on a stated day. Notice of the time and place where an adjourned meeting will be held need not be given to absent Directors if the time and place is fixed at the adjourned meeting. In the absence of a quorum, a majority of the Directors present may adjourn to a set time and place if notice is duly given to the absent members, or until the time of the next regular meeting of the Board.

2.08 CONDUCT OF MEETINGS
At every meeting of the Board of Directors, the Chairman of the Board, if there is such an officer, and if not, the President, or in the Presidents absence, a Vice President designated by the President, or in the absence of such designation, a Chairman chosen by a majority of the Directors present, shall preside. The Secretary of the Corporation shall act as Secretary of the Board of Directors meetings. When the Secretary is absent from any meeting, the Chairman may appoint any person to act as Secretary of that meeting.

2.09 POWERS OF THE BOARD OF DIRECTORS
The business and affairs of the Corporation and all corporate powers shall be exercised by or under authority of the Board of Directors, subject to limitations imposed by law, the Articles of Incorporation, any applicable Shareholders agreement, and these Bylaws.

2.10 BOARD COMMITTEES AUTHORITY TO APPOINT
The Board of Directors may designate an executive committee and one or more other committees to conduct the business and affairs of the Corporation to the extent authorized. The Board shall have the power at any time to change the powers and membership of, fill vacancies in, and dissolve any committee. Members of any committee shall receive such compensation as the Board of Directors may from time to time provide. The designation of any committee and the delegation of authority thereto shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed by law.

2.11 TRANSACTIONS WITH INTERESTED DIRECTORS
Any contract or other transaction between the Corporation and any of its Directors (or any corporation or firm in which any of its Directors are directly or indirectly interested) shall be valid for all purposes notwithstanding the presence of that Director at the meeting during which the contract or transaction was authorized, and notwithstanding the Directors participation in that meeting. Ther section shall apply only if the contract or transaction is just and reasonable to the Corporation at the time it is authorized and ratified, the interest of each Director is known or disclosed to the Board of Directors, and the Board nevertheless authorizes or ratifies the contract or transaction by a majority of the disinterested Directors present. Each interested Director is to be counted in determining whether a quorum is present, but shall not vote and shall not be counted in calculating the majority necessary to carry the vote. This section shall not be construed to invalidate contracts or transactions that would be valid in its absence.

2.12 NUMBER OF DIRECTORS
The number of Directors of this Corporation shall be no more than fifteen (15) or less than one (1). No Director need be a resident of Colorado or a Shareholder. The number of Directors may be increased or decreased from time to time by amendment to these Bylaws. Any decrease in the number of Directors shall not have the effect of shortening the tenure, which any incumbent Director would otherwise enjoy.

2.13 TERM OF OFFICE
Directors shall be entitled to hold office until their successors are elected and qualified. Election for all Director positions, vacant or not vacant, shall occur at each annual meeting of the Shareholders and may be held at any special meeting of Shareholders called specifically for that purpose.

2.14 REMOVAL OF DIRECTORS
The entire Board of Directors or any individual Director may be removed from office by a vote of Shareholders holding a majority of the outstanding shares entitled to vote at an election of Directors. However, if less than the entire Board is to be removed, no one of the Directors may be removed if the votes cast against her removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors. No director may be so removed except at an election of the class of Directors of which he is a part. If any or all Directors are so removed, new Directors may be elected at the same meeting. Whenever a class or series of shares is entitled to elect one or more Directors under authority granted by the Articles of Incorporation, the provisions of this Paragraph apply to the vote of that class or series and not to the vote of the outstanding shares as a whole.

2.15 VACANCIES
Vacancies on the Board of Directors shall exist upon the occurrence of any of the following events: (a) the death, resignation, or removal of any Director; (b) an increase in the authorized number of Directors; or (c) the failure of the Shareholders to elect the full authorized number of Directors to be voted for at any annual, regular, or special Shareholders meeting at which any Director is to be elected.

2.15(a)   DECLARATION OF VACANCY
A majority of the Board of Directors may declare vacant the office of a Director if the Director: (a) is adjudged incompetent by a court order; (b) is convicted of a crime involving moral turpitude; (c) or fails to accept the office of Director, in writing or by attending a meeting of the Board of Directors, within thirty (30) days of notice of election.

2.15(b)   FILLING VACANCIES BY DIRECTORS
Vacancies other than those caused by an increase in the number of Directors may be filled temporarily by majority vote of the remaining Directors, though less than a quorum, or by a sole remaining Director. Each Director so elected shall hold office until a qualified successor is elected at a Shareholders meeting.

2.15(c)   FILLING VACANCIES BY SHAREHOLDERS
Any vacancy on the Board of Directors, including those caused by an increase in the number of Directors shall be filled by the Shareholders at the next annual meeting or at a special meeting called for that purpose. Upon the resignation of a Director tendered to take effect at a future time, the Board or the Shareholders may elect a successor to take office when the resignation becomes effective.

2.16 COMPENSATION
Directors shall receive such compensation for their services as Directors as shall be determined from time to time by resolution of the Board. Any Director may serve the Corporation in any other capacity as an officer, agent, employee, or otherwise, and receive compensation therefor.

2.17 INDEMNIFICATION OF DIRECTORS AND OFFICERS
The Board of Directors shall authorize the Corporation to pay or reimburse any present or former Director or officer of the Corporation any costs or expenses actually and necessarily incurred by that officer in any action, suit, or proceeding to which the officer is made a party by reason of holding that position, provided, however, that no officer shall receive such indemnification if finally adjudicated therein to be liable for negligence or misconduct in office. This indemnification shall extend to good-faith expenditures incurred in anticipation of threatened or proposed litigation. The Board of Directors may in proper cases, extend the indemnification to cover the good-faith settlement of any such action, suit, or proceeding, whether formally instituted or not.

2.18 INSURING DIRECTORS, OFFICERS, AND EMPLOYEES
The Corporation may purchase and maintain insurance on behalf of any Director, officer, employee, or agent of the Corporation, or on behalf of any person serving at the request of the Corporation as a Director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against that person and incurred by that person in any such corporation, whether or not the Corporation has the poIr to indemnify that person against liability for any of those acts.

ARTICLE THREE SHAREHOLDERS MEETINGS

3.01 ACTION WITHOUT MEETING
Any action that may be taken at a meeting of the Shareholders under any provision of the Colorado Business Corporation Act may be taken without a meeting if authorized by a consent or waiver filed with the Secretary of the Corporation and signed by all persons who would be entitled to vote on that action at a Shareholders meeting. Each such signed consent or waiver, or a true copy thereof, shall be placed in the Corporate Record Book.

3.02 TELEPHONE MEETINGS

Subject to the notice provisions required by these Bylaws and by the Business Corporation Act, Shareholders may participate in and hold a meeting by means of conference call or similar communication by which all persons participating can hear each other. Participation in such a meeting shall constitute presence in person at such meeting, except participation for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

3.03 PLACE OF MEETINGS
Shareholders meetings shall be held at the business office of the Corporation, or at such other place within or without the State of Colorado as may be designated by the Board of Directors or the Shareholders.
3.04 NOTICE OF MEETINGS
The President, the Secretary, or the officer or persons calling a Shareholders Meeting. shall give notice, or cause it to be given, in writing to each Director and to each Shareholder entitled to vote at the meeting at least ten (10) but not more than sixty
(60) days before the date of the meeting. Such notice shall state the place, day, and hour of the meeting, and, in case of a special meeting, the purpose or purposes for which the meeting is called. Such written notice may be given personally, by mail, or by other means. Such notice shall be addressed to each recipient at such address as appears on the Books of the Corporation or as the recipient has given to the Corporation for the purpose of notice. Meetings provided for in these Bylaws shall not be invalid for lack of notice if all persons entitled to notice consent to the meeting in writing or are present at the meeting in person or by proxy and do not object to the notice given, Consent may be given either before or after the meeting. Notice of the reconvening of an adjourned meeting is not necessary unless the meeting is adjourned more than thirty days past the date stated in the notice, in which case notice of the adjourned meeting shall be given as in the case of any special meeting. Notice may be waived by written waivers signed either before or after the meeting by all persons entitled to the notice.

3.05 VOTING LIST
At least ten (10), but not more than sixty (60), days before each Shareholders meeting, the officer or agent having charge of the Corporations share transfer books shall make a complete list of the Shareholders entitled to vote at that meeting or any adjournment thereof, arranged in alphabetical order, with the address and the number of shares held by each. The list shall be kept on file at the Registered Office of the Corporation for at least ten (10) days prior to the meeting, and shall be subject to inspection by any Director, officer, or Shareholder at any time during usual business hours. The list shall also be produced and kept open at the time and place of the meeting and shall be subject, during the whole time of the meeting, to the inspection of any Shareholder. The original share transfer books shall be prima facie evidence as to the Shareholders entitled to examine such list or transfer books or to vote at any meeting of Shareholders. HoIver, failure to prepare and to make the list available in the manner provided above shall not affect the validity of any action taken at the meeting.

3.06 VOTES PER SHARE
Each outstanding share, regardless of class, shall be entitled to one (1) vote on each matter submitted to a vote at a meeting of Shareholders, except to the extent that the voting rights of the shares of any class or classes are limited or denied pursuant to the Articles of Incorporation. A Shareholder may vote in person or by proxy executed in writing by the Shareholder, or by the Shareholders duly authorized attorney-in-fact.

3.07 CUMULATIVE VOTING
Cumulative voting is expressly forbidden

3.08 PROXIES
A Shareholder may vote either in person or by proxy executed in writing by the Shareholder or her or her duly authorized attorney in fact. Unless otherwise provided in the proxy or by law, each proxy shall be revocable and shall not be valid after eleven (11) months from the date of its execution,

3.09 QUORUM
3.09(a)   QUORUM OF SHAREHOLDERS
As to each item of business to be voted on, the presence (in person or by proxy) of the persons who are entitled to vote a majority of the outstanding voting shares on that matter shall constitute the quorum necessary for the consideration of the matter at a Shareholders meeting. The vote of the holders of a majority of the shares entitled to vote on the matter and represented at a meeting at which a quorum is present shall be the act of the Shareholders meeting.

3.09(b)   ADJOURNMENT FOR LACK OR LOSS OF QUORUM
No business may be transacted in the absence of a quorum, or upon the withdrawal of enough Shareholders to leave less than a quorum; other than to adjourn the meeting from time to time by the vote of a majority of the shares represented at the meeting.

3.10 VOTING BY VOICE OR BALLOT
Elections  for  Directors  need  not  be  by  ballot   unless   a
Shareholder demands election by ballot before the voting begins.

3.11 CONDUCT OF MEETINGS
Meetings of the Shareholders shall be chaired by the President, or, in the Presidents absence, a Vice President designated by the President, or, in the absence of such designation, any other person chosen by a majority of the Shareholders of the Corporation present in person or by proxy and entitled to vote. The Secretary of the Corporation, or, in the Secretarys absence, an Assistant Secretary, shall act as Secretary of all meetings of the Shareholders. In the absence of the Secretary or Assistant Secretary, the Chairman shall appoint another person to act as Secretary of the meeting.

3.12 ANNUAL MEETINGS
The time, place, and date of the annual meeting of the Shareholders of the Corporation, for the purpose of electing Directors and for the transaction of any other business as may come before the meeting, shall be set from time to time by a majority vote of the Board of Directors. If the day fixed for the annual meeting shall be on a legal holiday in the State of Colorado, such meeting shall be held on the next succeeding business day. If the election of Directors is not held on the day thus designated for any annual meeting, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the Shareholders as soon thereafter as possible.

3.13 FAILURE TO HOLD ANNUAL MEETING
If, within any 13-month period, an annual Shareholders Meeting is not held, any Shareholder may apply to a court of competent jurisdiction in the county in which the principal office of the Corporation is located for a summary order that an annual meeting be held.

3.14 SPECIAL MEETINGS
A special Shareholders meeting may be called at any time by. (a) the President; (b) the Board of Directors; or (c) one or more Shareholders holding in the aggregate one-tenth or more of all the shares entitled to vote at the meeting. Such meeting may be called for any purpose. The party calling the meeting may do so only by written request sent by registered mail or delivered in person to the President or Secretary. The officer receiving the written request shall within ten (10) days from the date of its receipt cause notice of the meeting to be sent to all the Shareholders entitled to vote at such a meeting. If the officer does not give notice of the meeting within ten (10) days after the date of receipt of the written request, the person or persons calling the meeting may fix the time of the meeting and give the notice. The notice shall be sent pursuant to Section 3.04 of these Bylaws. The notice of a special Shareholders meeting must state the purpose or purposes of the meeting and, absent consent of every Shareholder to the specific action taken, shall be limited to purposes plainly stated in the notice, notwithstanding other provisions herein.

ARTICLE FOUR OFFICERS

4.01 TITLE AND APPOINTMENT
The officers of the Corporation shall be a President and a Secretary, as required by law. The Corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board, one or more Vice Presidents, a Treasurer, one or more Assistant Secretaries, and one or more Assistant Treasurers. One person may hold any two or more offices, including President and Secretary. All officers shall be elected by and hold office at the pleasure of the Board of Directors, which shall fix the compensation and tenure of all officers.

4.01(a)   CHAIRMAN OF THE BOARD
The Chairman, if there shall be such an officer, shall, if present, preside at the meetings of the Board of Directors and exercise and perform such other powers and duties as may from time to time be assigned to the Chairman by the Board of Directors or prescribed by these Bylaws.

4.01(b)   PRESIDENT
Subject to such supervisory powers, if any, as may be given to the Chairman, if there is one, by the Board of Directors, the President shall be the chief executive officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and officers of the Corporation. The President shall have the general powers and duties of management usually vested in the office of President of a corporation; shall have such other powers and duties as may be prescribed by the Board of Directors or the Bylaws; and shall be ex officio a member of all standing committees, including the executive committee, if any. In addition, the President shall preside at all meetings of the Shareholders and in the absence of the Chairman, or if there is no Chairman, at all meetings of the Board of Directors.

4.01(c)   VICE PRESIDENT
Any Vice President shall have such powers and perform such duties as from time to time may be prescribed by these Bylaws, by the Board of Directors, or by the President. In the absence or disability of the President, the senior or duly appointed Vice President, if any, shall perform all the duties of the President, pending action by the Board of Directors when so acting, such Vice President shall have all the powers of, and be subject to all the restrictions on, the President.

4.01(d)   SECRETARY
The Secretary shall:
A. See that all notices are duly given in accordance with the provisions of these Bylaws and as required by law. In case of the absence or disability of the Secretary. or the Secretarys refusal or neglect to act, notice may be given and served by an Assistant Secretary or by the Chairman, the President, any Vice President, or by the Board of Directors.
B. Keep the minutes of corporate meetings, and the Corporate Record Book, as set out in Section 7.01 hereof.
C. Maintain, in the Corporate Record Book, a record of all share certificates issued or canceled and all shares of the Corporation canceled or transferred.
D. Be custodian of the Corporations records and of any seal, which the Corporation may from time to time adopt. when the Corporation exercises its right to use a seal, the Secretary shall see that the seal is embossed on all share certificates prior to their issuance and on all documents authorized to be executed under seal in accordance with the provisions of these Bylaws.
E. In general, perform all duties incident to the office of Secretary, and such other duties as from time to time may be required by Sections 7.01, 7.02, and 7.03 of these Bylaws, by these Bylaws generally, by the Board of Directors, or by the President.

4.01(e)   TREASURER
The Treasurer shall:
F. Have charge and custody of, and be responsible for, all funds and securities of the Corporation, and deposit all funds in the name of the Corporation in those banks, trust companies, or other depositories that shall be selected by the Board of Directors.
G.   Receive, and give receipt for, monies due and payable to the
Corporation.
H. Disburse or cause to be disbursed the funds of the Corporation as may be directed by the Board of Directors, taking proper vouchers for those disbursements.
I. If required by the Board of Directors or the President, give to the Corporation a bond to assure the faithful performance of the duties of the Treasurers office and the restoration to the Corporation of all corporate books, papers, vouchers, money, and other property of whatever kind in the Treasurers possession or control, in case of the Treasurers death, resignation, retirement, or removal from office. Any such bond shall be in a sum satisfactory to the Board of Directors, with one or more sureties or a surety company satisfactory to the Board of Directors.
J. In general, perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to the Treasurer by Sections 7.O4 and 7.05 of these Bylaws, by these Bylaws generally, by the Board of Directors, or by the President.

4.01(f)   ASSISTANT SECRETARY AND ASSISTANT TREASURER
The Assistant Secretary or Assistant Treasurer shall have such powers and perform such duties as the Secretary or Treasurer, respectively, or as the Board of Directors or President may prescribe. In case of the absence of the Secretary or Treasurer, the senior Assistant Secretary or Assistant Treasurer, respectively, may perform all of the functions of the Secretary or Treasurer.

4.02 REMOVAL AND RESIGNATION
Any officer may be removed, either with or without cause, by vote of a majority of the Directors at any regular or special meeting of the Board, or, except in case of an officer chosen by the Board of Directors, by any committee or officer upon whom that power of removal may be conferred by the Board of Directors. Such removal shall be without prejudice to the contract rights, if any, of the person removed. Any officer may resign at any time by giving written notice to the Board of Directors, the President, or the Secretary of the Corporation. Any resignation shall take effect on the date of the receipt of that notice or at any later time specified therein, and, unless otherwise specified therein, the acceptance of that resignation shall not be necessary to make it effective.

4.03 VACANCIES
Upon the occasion of any vacancy occurring in any office of the Corporation, by reason of death, resignation, removal, or otherwise, the Board of Directors may elect an acting successor to hold office for the unexpired term or until a permanent successor is elected.

4.04 COMPENSATION
The compensation of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving a salary by reason of the fact that the officer is also a Shareholder or a Director of the Corporation, or both.

ARTICLE FIVE - AUTHORITY TO EXECUTE INSTRUMENTS

5.01 NO AUTHORITY ABSENT SPECIFIC AUTHORIZATION
These Bylaws provide certain authority for the execution of instruments. The Board of Directors, except as otherwise provided in these Bylaws, may additionally authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances. Unless expressly authorized by these Bylaws or the Board of Directors, no officer, agent, or employee shall have any power or authority to bind the Corporation by any contract or engagement nor to pledge its credit nor to render it peculiarly liable for any purpose or in any amount.

5.02 EXECUTION OF CERTAIN INSTRUMENTS
Formal contracts of the Corporation, promissory notes, deeds, deeds of trust, mortgages, pledges, and other evidences of indebtedness of the Corporation, other corporate documents, and certificates of ownership of liquid assets held by the Corporation shall be signed or endorsed by the President or any Vice President and by the Secretary or the Treasurer, unless otherwise specifically determined by the Board of Directors or otherwise required by law.

ARTICLE SIX - ISSUANCE AND TRANSFER OF SHARES

6.01 CLASSES AND SERIES OF SHARES
The Corporation may issue one or more classes or series of shares, or both. Any of these classes or series may have full, limited, or no voting rights, and may have such other preferences, rights, privileges, and restrictions as are stated or authorized in the Articles of Incorporation. All shares of any one class shall have the same voting, conversion, redemption, and other rights, preferences, privileges, and restrictions, unless the class is divided into series, If a class is divided into series, all the shares of any one series shall have the same voting, conversion, redemption, and other. rights, preferences, privileges, and restrictions. There shall always be a class or series of shares outstanding that has complete voting rights except as limited or restricted by voting rights conferred on some other class or series of outstanding shares.

6.02 CERTIFICATES FOR FULLY PAID SHARES
Neither shares nor certificates representing shares may be issued by the Corporation until the full amount of the consideration has been received when the consideration has been paid to the Corporation, the shares shall be deemed to have been issued and the certificate representing the shares shall be issued to the shareholder.

6.03 CONSIDERATION FOR SHARES
Shares may be issued for such consideration as may be fixed from time to time by the Board of Directors, but not less than the par value stated in the Articles of Incorporation. The consideration paid for the issuance of shares shall consist of money paid, labor done, or property actually received, and neither promissory notes nor the promise of future services shall constitute payment nor partial payment for shares of the Corporation.

6.04 REPLACEMENT OF CERTIFICATES
No replacement share certificate shall be issued until the former certificate for the shares represented thereby shall have been surrendered and canceled, except that replacements for lost or destroyed certificates may be issued, upon such terms, conditions, and guarantees as the Board may see fit to impose, including the filing of sufficient indemnity.

6.05 SIGNING CERTIFICATES-FACSIMILE SIGNATURES
All share certificates shall be signed by the officer(s) designated by the Board of Directors. The signatures of the foregoing officers may be facsimiles. If the officer who has signed or whose facsimile signature has been placed on the certificate has ceased to be such officer before the certificate issued, the certificate may be issued by the Corporation with the same effect as if he or she Ire such officer on the date of its issuance.

6.06 TRANSFER AGENTS AND REGISTRARS
The Board of Directors may appoint one or more transfer agents or transfer clerks, and one or more registrars, at such times and places as the requirements of the Corporation may necessitate and the Board of Directors may designate. Each registrar appointed, if any, shall be an incorporated bank or trust company, either domestic or foreign.

6.07 CONDITIONS OF TRANSFER
The party in whose name shares of stock stand on the books of the Corporation shall be deemed the owner thereof as regards the Corporation, provided that whenever any transfer of shares shall be made for collateral security, and not absolutely, and prior written notice thereof shall be given to the Secretary of the Corporation, or to its transfer agent, if any, such fact shall be stated in the entry of the transfer.

6.08 REASONABLE DOUBTS AS TO RIGHT TO TRANSFER
When a transfer of shares is requested and there is reasonable doubt as to the right of the person seeking the transfer, the Corporation or its transfer agent, before recording the transfer of the shares on its books or issuing any certificate therefor, may require from the person seeking the transfer reasonable proof of that persons right to the transfer. If there remains a reasonable doubt of the right to the transfer, the Corporation may refuse a transfer unless the person gives adequate security or a bond of indemnity executed by a corporate surety or by two individual sureties satisfactory to the Corporation as to form, amount, and responsibility of sureties. The bond shall be conditioned to protect the Corporation, its officers, transfer agents, and registrars, or any of them, against any loss, damage, expense, or other liability for the transfer or the issuance of a new certificate for shares.
ARTICLE SEVEN - CORPORATE RECORDS AND ADMINISTRATION

7.01 MINUTES OF CORPORATE MEETINGS
The Corporation shall keep at the principal office, or such other place as the Board of Directors may order, a book recording the minutes of all meetings of its Shareholders and Directors, with the time and place of each meeting, whether such meeting was regular or special, a copy of the notice given of such meeting, or of the written waiver thereof, and, if it is a special meeting, how the meeting was authorized. The record book shall further show the number of shares present or represented at Shareholders meetings, and the names of those present and the proceedings of all meetings.

7.02 SHARE REGISTER
The Corporation shall keep at the principal office, or at the office of the transfer agent, a share register showing the names of the Shareholders, their addresses, the number and class of shares issued to each, the number and date of issuance of each certificate issued for such shares, and the number and date of cancellation of every certificate surrendered for cancellation. The above information may be kept on an information storage device such as a computer, provided that the device is capable of reproducing the information in clearly legible form. If the Corporation is taxed under Internal Revenue Code Section 1244 or Subchapter S, the Officer issuing shares shall maintain the appropriate requirements regarding issuance.

7.03 CORPORATE SEAL
The Board of Directors may at any time adopt, prescribe the use of, or discontinue the use of, such corporate seal as it deems desirable, and the appropriate officers shall cause such seal to be affixed to such certificates and documents as the Board of Directors may direct.

7.04 BOOKS OF ACCOUNT
The  Corporation shall maintain correct and adequate accounts  of its properties and business transactions, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus, and shares. The corporate bookkeeping procedures shall conform to accepted accounting practices for the Corporations business or businesses. subject to the foregoing, The chart of financial accounts shall be taken from, and designed to facilitate preparation of, current corporate tax returns. Any surplus, including earned surplus, paid-in surplus, and surplus arising from a reduction of stated capital, shall be classed by source and shown in a separate account. If the Corporation is taxed under Internal Revenue Code Section 1244 or Subchapter S, the officers and agents maintaining the books of account shall maintain the appropriate requirements.

7.05 INSPECTION OF CORPORATE RECORDS
A Director or Shareholder demanding to examine the Corporations books or records may be required to first sign an affidavit that the demanding party will not directly or indirectly participate in reselling the information and will keep it confidential other than in use for proper purposes reasonably related to the Directors or Shareholders role. A Director who insists on examining the records while refusing to sign this affidavit thereby resigns as a Director.

7.06 FISCAL YEAR
The fiscal year of the Corporation shall be as determined by the Board of Directors and approved by the Internal Revenue Service. The Treasurer shall forthwith arrange a consultation with the Corporations tax advisers to determine whether the Corporation is to have a fiscal year other than the calendar year. If so, the Treasurer shall file an election with the Internal Revenue Service as early as possible, and all correspondence with the IRS, including the application for the Corporations Employer Identification Number, shall reflect such non-calendar year election.

7.07 WAIVER OF NOTICE
Any notice required by law or by these Bylaws may be waived by execution of a written waiver of notice executed by the person entitled to the notice. The waiver may be signed before or after the meeting.

ARTICLE EIGHT - ADOPTION OF INITIAL BYLAWS
The Board of Directors adopted the foregoing bylaws on February
29, 2000.

/S/ Kenneth T. Larsen                 Director

Attested  to,  and  certified  by:
/S/  Kenneth  T.   Larsen,            Secretary